                                        Filed by The Chase Manhattan Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant to Rule 14a-6 under the
                                                 Securities Exchange Act of 1934

                                 Subject Company: J.P. Morgan & Co. Incorporated
                                                      Commission File No. 1-5885


                                                         Date: December 15, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Chase and J.P. Morgan, including future financial and operating results, Chase's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan's and Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the risk that the businesses of Chase and J.P. Morgan will not be combined successfully; the risk that the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the risk that the integration process may result in the disruption of ongoing business or the loss of key employees or may adversely effect relationships with employees and clients; the risk that stockholder or required regulatory approvals of the merger will not be obtained or that adverse regulatory conditions will be imposed in connection with a regulatory approval of the merger; the risk of adverse impacts from an economic downturn; the risks associated with increased competition, unfavorable political or other developments in foreign markets, adverse governmental or regulatory policies, and volatility in securities markets, interest or foreign exchange rates or indices; or other factors impacting operational plans. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Chase and J.P. Morgan, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov) and in Chase's Registration Statement on Form S-4 referred to below.

In connection with the proposed transaction, Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement-prospectus with regard to the proposed merger. Stockholders are advised to read the joint proxy statement-prospectus because it contains important information. Stockholders may obtain a free copy of the joint proxy statement-prospectus and other documents filed by Chase and J.P. Morgan with the SEC, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017, Attention: Office of the Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323).

                               #    #    #    #

[The following is a transcript of a joint conference call for the investment community discussing fourth quarter earnings and providing a merger update.]



                                              Conference Call for the Investment
Community                                     December 14, 2000
                                              8:35 a.m.
                                              Chase Headquarters
                                              270 Park Avenue
                                              New York, New York 10004







Reported by:
Michael Williams




                                      ADVOCATE REPORTING, A LegaLink Company





APPEARANCES:

Thomas B. Ketchum

David Sidwell

Geoffrey T. Boisi

Donald H. Layton

Peter Gleysteen

John Borden



                  MR. SHAPIRO:  Good morning.  My name

is Marc Shapiro and I'm delighted to have you

join a joint conference call for J.P. Morgan and

Chase.  I'm joined this morning by Thomas

B. Ketchum and David Sidwell of J.P. Morgan and

also joined by Chase colleagues Geoffrey T. Boisi and Peter Gleysteen who is our new senior credit officer, as well as John Borden.  I thought I would

comment for about

five minutes on our announcement that we made

this morning, and then open it up to questions

and I'll be joined in responses to those

questions by my colleagues.

                  The announcement that we made this

morning I think contains both good news and bad

news.  The bad news is that the current

outlook is certainly more challenging than we

might have hoped for.  Capital markets are difficult in

several respects.  The shutting down of new

issuance in many of the markets, the widening of

credit spreads, the lack of volatility in

currency markets and a general decline in

customer volumes in the first two months of the

quarter all will contribute to lower trading

revenues at both firms than we have had in

previous quarters.

                  In addition, we continue to be

affected by the valuation of the public portfolio

of Chase Capital Partners.  While the investments

in this public portfolio still have a value that's

more than three times what we paid for them as

private investments; they have declined in value since

September 30, and we are required to record that

decline in value through our earnings. It would appear that Chase Capital Partners, which had negative revenue in the third quarter, will have more substantial negative

revenue in the fourth quarter.

                  A third factor affecting our earnings

is expenses, which by our account are higher than

they should be.  Part of that is the acquisitions that

we have done of Flemings and H&Q, which did

contain certain guarantees of compensation, which

become more pronounced as revenues -- become more

evident -- I suppose, as revenues decline.  In addition,

both firms have built up capability over the year

prior to the merger and the impact of that on our

earnings is evident in the fourth quarter, along

with a seasonal build up in, a normal seasonal build up,

in expenses.

                  We have taken a close look at

expenses, as I will get to when we talk about the

merger synergies, and because we now believe we

will be in a position of market leadership and

not needing to continue to build our platform, we

believe that we can hold expenses flat for next

year on a pro forma basis as if we had Flemings

all year.

                  A forth element affecting our

earnings would be credit.  Credit conditions are

difficult.  I think in this environment our

statistics have held up much, much better than

any of our competitors.  We do not expect a

material change in nonperforming assets in the fourth quarter. We do expect some uptick in commercial charge-offs and some increase in our

provision for credit losses.

                  For all those reasons, we believe

that our bottom line in the fourth quarter will

be substantially below the third quarter and the

current analyst estimate.

                  On the other hand, the good news is

that the long term value of this company, I think,

has increased in value over the last 90 days.  The

merger, which was announced only

90 days ago, has come together extraordinarily

well, both from a people standpoint and an

execution standpoint and most importantly from a

customer standpoint.

                  We find tremendous customer

acceptance of this merger.  We have made over 100 joint pitches with over a 40 percent success rate, and we now

have incremental revenues, almost all of which

will be booked next year in excess of $200

million.

                  We are proceeding well from a

management standpoint, having made over 1,000 key

management appointments, having selected almost

all of our application suites and having made all

of our key facility decisions.

                  We have received approval from the

Fed. We are waiting, hopefully, in the next day or two, approval from the New York State

Department of Banking, and we have our

shareholder meetings scheduled for next Friday.

If all goes on schedule, we will

close this merger on December 29th, and we will emerge

next year in a much stronger position with a terrific

completed platform to go forward.

                  At this time, I would like to open it

up for questions.

                  THE OPERATOR:  Thank you, gentlemen.

The floor is now open for questions.  If you do have

a question or a comment, please press the number one followed by four on your touch tone telephone at this time.

                  Our first question is coming from

Chip Dixon of Lehman Brothers.

                  MR. DIXON:  Morning.  Marc, on the

expense, I think this announcement really

focuses on the issue of control, getting your

arms around the expenses, I guess the level of

guarantees, how high were they?  What kind of

confidence can you give us that expenses will be flat,

and when you say flat, a little more

guidance there.  I guess I'd leave it at

that.

                  MR. SHAPIRO:  Well, it's hard to be a

lot more specific than flat, Chip.  I think that in both of the mergers there were guarantees of compensation levels that

were consistent or, in some cases, slightly

higher than prior years, which works out fine when revenue is strong. When revenue is weak, obviously,

those begin to bite a little bit more.

                  We also, both firms during the year,

hired a number of people who had guaranteed

contracts.  Those will generally run off next

year and do not extend, well, actually all of it

sort of runs off at the end of next year.  The two

acquisition guarantees run off at that point in time.

                  I think that there are other factors

at work.  But I think that the primary focus is

that we are committed as a management team to a

level of expenses in 2001 that does not show any

increase over 2000, assuming that we had

Flemings from the beginning of the year.  The

Flemings expenses for the first

seven months of the year I think would amount to

somewhere around 3 percent of total expenses.  So

not on a pro forma basis, that would

probably imply an increase of about three or four

percent.  But it is flat, or down, actually

substantially down, from the current running rate

of expenses.  We believe we will get there because

of synergies.  We believe we will get there

because we do not have a need in the short term

to invest in building up new product

capabilities.  Again, this is something that has

affected both firms and coming together as a new

management team it is something we are determined to get our arms around.

                  MR. DIXON:  And just if I could

follow up, in terms of the synergies, when should

they start becoming evident assuming the deal

closes at year end?

                  MR. SHAPIRO:  I think that, although we have

made some actions, I guess we have had about 400

job eliminations between the two companies, the

great majority of the front office will be middle

to the end of the first quarter and really be the

second quarter before they begin to show up.

Most of the back office and staff

areas will be after the beginning of the third

quarter because of the necessity to do systems

work before we can begin those job actions.

                  THE OPERATOR:  Our next question is

coming from Judah Krushower of Merrill Lynch.

                  MR. KRUSHOWER:  Good morning, Marc.

                  MR. SHAPIRO:  Good morning, Judah.

                  MR. KRUSHOWER:   I just want to ask a

little bit about the flatness of nonperforming of

assets, I have some questions from clients asking

how aggressively you and other banks maybe

using the loan for sale category or held for sale

category to Marc down problem credits and

basically hold the reported nonperforming

trajectory flatter than it would ordinarily be.

So I guess what I'm really asking is can

you talk about a little bit about of the flow either out of existing nonperforming assets into the available for sale category, whether that's a

factor this quarter, and, more broadly or whether even

in a performing credit that you have your eye on,

whether you are doing that as well?

                  MR. SHAPIRO:  The answer to that

accounting question is no.  We have not utilized

that technique as a way of affecting our

nonperforming totals.

                  MR. KRUSHOWER:  You've made some

pretty upbeat comments in a very general sense

about the near term outlook for nonperformers.

Can you talk at all about what you

see in the pipeline and how you think the first

half of next year may evolve as you currently see

it.

                  MR. SHAPIRO:  I think it would be

appropriate for Peter Gleysteen to respond to

that question.  As you know, Peter has run our

syndication business for the last 20 years,

successfully building it up into the largest in

the world and in that process has done a terrific

job on credit, and we have asked him now to take

over the role of senior credit officer and,

Peter, I wonder if you would respond to our

short term outlook.

                  MR. GLEYSTEEN:  Thank you, Marc.  We

are very mindful of the economy, but we expect to do relatively well, indeed, to compare favorably, and reasons include, first, we have a

highly diverse credit profile.  Perhaps uniquely

so.  A major, major focus has been place

in both firms on risk concentration avoidance,

both by name and by category.  Second point would

be our product leadership is based on origination for

distribution, not retention.  Holding credit is how not to get ahead in this company.  Risk transfer is, and

that is old news.  Third, we are very confident in a

strong and comprehensive credit process and a

focus on continuously improving it.  And so, in

summary, we believe this framework in our business

practices will serve us very well, even in a

challenging environment, to specifically try to

answer your question about the outlook ahead.

                  MR. KRUSHOWER:  Maybe this

is an editorial, but I was wondering whether you

are going to be giving any more sector exposure

in your balance sheet portfolio.  I think that

would be helpful specifically if you are not

planning to do that.

                  MR. SHAPIRO:  I think we will.  We

intend in our either in our fourth quarter

release or in certainly by the time we file our

annual report, but most likely in our fourth

quarter release, to give some sector exposure

because I think it is a good story and I think

people need to understand the diversification of our portfolio.

                  MR. SHAPIRO:  Peter, do you have

another comment?

                  MR. GLEYSTEEN:  Yes, Marc, if I could

just add that, the new firm, the mix of credit

risk is going to shift strongly to more

investment grade from what is already majority

investment grade risk profile in the separate

companies.

                  MR. SHAPIRO:  I think it is right that

in the new firm, total credit of our total

commercial credit exposure, 68 percent will be

investment grade.

                  THE OPERATOR:  Our next question is

coming from Ron Mandell of Bernstein.

                  MR. MANDELL:  Good morning, Marc.

Just one editorial comment on credit, if you

could also include the flow, the flows in and out

that would be very helpful, and in terms of --

Marc, are you there?

                  MR. SHAPIRO:  Yes.  I was just making

notes.

                  MR. MANDELL:  I heard nothing so I

just wanted to be sure.  The question I had was in regard to the revenue synergies, I guess two or three

things.

                  Over what time period do you think

you can get the $2 billion in gross revenue instead of $1 billion? The second is, why you raised it so much because you mentioned $200 million in

synergies so far, but that seems like a far cry

from $200 million to $2 billion.  And then the third

question is you've also raised your profit margin forecast.

In the earlier forecast you had I

guess a 40 percent margin after expenses and now

you have a 50 percent margin.  So if you could

comment on those elements I would appreciate it.

                  MR. SHAPIRO:  I will let Geoff comment

on the first two and maybe the third.  I will be

happy to add in on the third.  I think Geoff is

one of the guys on the spot in terms of delivering

synergies so it is appropriate that he answer the question.

                  MR. MANDELL:  Mr. Synergy.

                  MR. BOISI:  On the revenue side,

we've now had an opportunity since we first

announced those numbers to work with each of our

business leaders, and ask them in a very rigorous

fashion to go through their build up of both the

expense saves and the revenue side of things

from a variety of different angles.  Not only

from a product standpoint but from a client

coverage and management standpoint.  So we have

crossed rough in every

single one of our businesses our revenue

expectations and that has led to the increase

that we are talking about.

                  Now in terms of a feeling for how
that breaks down, we are seeing fairly

significant increased expectations in every single

category.  I would say that the equities

category both in terms of new issuances and equity

derivatives is where we would see the biggest

increase.  Secondly, I think in the M&A area, we

see a very, very substantial increase.  In the

credit rates area we see a big ramp-up as well.

We also feel that in businesses like

operating services, given our background

historically at Chase, increasing the utilization

of that capability off of J.P. Morgan's client

base will show a very significant increase as

well.  And just to give you a little bit of

specificity on this, for instance, in the M&A

category, since we announced our merger, we now

are either leading or number two in announced

mergers on a volume basis, on a global basis,

and, frankly, we are neck and neck

with my old brand [inaudible] at this point, and that's

in almost every region of the world, we believe,

since we have announced this transaction that in

the merger area we have a number of

transactions and in many areas in volume of

transactions have gotten either to a number one

or number two position.  Just to give you a flavor of what we are seeing, when we put the 559 M&A deals that

either J.P. Morgan or Chase have either announced or closed, excluding our merger, we have coadvised the same client we believe on only five

deals.  Just to give you the sense of

complimentarity between the two organizations.

So that's just in the M&A area.

                  From an equity standpoint, we are

seeing, for instance, I just came back from Asia

with some of our colleagues here, and we were

meeting round the clock, every hour on the hour

with a different client for a week's time, and I

would say 90 percent of the conversations that we

had with those clients were related to either an

equity offering or an equity derivative

opportunity, some linked with significant merger

activity.

                  So we're seeing a very, very

significant increase in the level of

communication and conversations we're having in

those two areas, just to give you an example.

                  MR. MANDELL:  And on the profit

margin?

                  MR. SHAPIRO:  I think as we drill

down with the managers who are held responsible,

they push back and say that they didn't feel that

the incremental expenses associated with those

revenues were going to be as high as we had

estimated, and that we had the capacity to do

those.  There is some incremental

compensation expense but, as a general rule, they felt strongly that we were being too conservative on the expense side.

                  MR. BOISI:  And as we mentioned to

you in our November meeting, we are laser-like

focused on this expense issue, and now that we

have announced all of our first and second level

business leaders, we've been able to get a much,

much clearer view of the people needs that we

have in terms of sizing our business and exactly

who it is that we want to have on the "A" Team.

As Marc mentioned, we have

already commenced changes in our people

structure, both in terms of asking some folks to

leave and reassigning people.  Given the benchmarks that we are putting together in terms of productivity per

person, we are very, very committed to

showing you all that we will be increasing our

margins significantly from where we were before.

                  MR. MANDELL:  Marc, just one last

element related to this, and that is you say the

revenues estimates assume a return to more normal

market.  Is that third quarter or first

quarter?  What is your definition of a normal

market?

                  MR. SHAPIRO:  I think second and

third quarters would be normal markets.  First

quarter I would say is a little bit on the hot

side and this quarter is a little bit on the cold side, but I would say if you look at the middle of the year that would probably be a good

definition.

                  THE OPERATOR:  And our next question

is coming from Bridgette Madden of Solomon

Smith Barney.

                  MS. MADDEN:  Hi.  I have a few

questions.  First just to follow up on credit,

based on your comments, can I assume you are not

thinking that you have to change your commercial

write-off guidance from the 40 to 60 basis point

range?

                  MR. SHAPIRO:  Absolutely.

                  MS. MADDEN:  And the second question

is, on the mandate wins that you are talking

about, can you tell us what type of business it

is, whether it is M&A or equity?

                  MR. BOISI:  It's really an across the

board in there with names like Quaker Oats,

Daimler Chrysler, Kellogg, General Mills, Gillian

Sciences, South African Telecom, Verizon and they

are anywhere from major merger mandates to one

stop shop bridge financing with syndicated

finance opportunities, to equity mandates.  So

they are really across the board.  I think that to give you a little flavor, more flavor of that, we actually have

done 117 joint pitches, 47 new mandates for $250

million of incremental fees that we do not

believe that we would have achieved either firm alone. By sector we're seeing a 54 percent hit rate in the technology, media and

telecommunication area.  We're seeing a 46 percent hit rate in both Europe and Latin American pitches.

We are seeing a 45 percent hit rate

on advisory pitches and we have another 150 joint

pitches in the works as we speak.  So if you were

wondering whether we are counting,

we are giving you a flavor of that.

                  MS. MADDEN:  Also just one last

question, assuming that the environment is going

to be different next year than from what it's

been in recent years, how will that impact the

loan business and how will it impact J.P. Morgan's

credit derivative business, sort of excluding

whatever synergies you are looking for?

                  MR. SHAPIRO:  When you say different,

how do you mean different?

                  MS. MADDEN:  Lower volumes.

                  MR. SHAPIRO:  On the syndicated

loans?

                  MS. MADDEN:  Yes.

                  MR. SHAPIRO:  I think the value of

 this merger is it gives us a much broader product

 set to deal with.  I think one of the issues that has

affected Chase this year is the fact on the

investment banking side up until this year

syndicated loans were a very, very high
percentage of our total fees.  This year we have strong

increase in M&A, so that now M&A is high or

actually higher than our syndicated loan fee

income.  But I think the value of this merger

is that we have a very broad number based set of products,

and whatever part -- if any part of the capital

markets is open and functioning, I think we have

an opportunity, maybe better than any other firm

to capture that opportunity.

                  MR. BOISI:  I just might add, our

pipeline right now across the board, I think is

at a historic high.  Now the issue will be whether or not

the markets allow us to execute those

transactions, but the mandates that we have in

the pipeline right now are at a historic high.

                  MR. SHAPIRO:  We will have an

increase in investment banking fees in the fourth

quarter on a combined basis to firms from the

third quarter and, of course, up significantly

from last year.  And I think, I would be interested to

see how that plays out.  But my guess is that

that will be better than most competitors.

                  MS. MADDEN:  Is there one particular

area in investment banking that is doing better this quarter at Chase or J.P. Morgan?

                  MR. BOISI:  Our merger business has

been skyrocketing.

                  THE OPERATOR:  Thank you.  Our next

question is coming from David Berry of Keith,

Bruyette and Woods.

                  MR. BERRY:  Hi Marc.

                  MR. SHAPIRO:  Hi David.

                  MR. BERRY:  On private equity you all

commented that cash realized gains were

significantly lower in Q-4 from Q-3.  Of course

Q-3 was a high pop for capital partners.  I was

wondering if you could make any

comments about the transaction where you all sold

the $1.5 billion of fund investments, whether that

should be, does that contribute to cash realized

gains in the quarter?  Is it a material item?

Help us put that into perspective.

                  MR. SHAPIRO:  I think that we will

have a gain.  It won't be a significant gain.

Most of it will close in the fourth

quarter.  I'm not sure that all of it will close

in the fourth quarter as it is several

transactions.  It was a sale of our fund investments

where we have invested in other people's funds,

and, of course, it will show a realized gain.

But because it is closing partly this

year and partly next year, I don't think it will

be a super large part of the gains that we

realize.

                  MR. BERRY:  Any comment on just the

fact the cash realizations will be lower in Q-4?

I mean again Q-3 was high. Is this a return to normal or is this an unusually depressed level in Q-4?

                  MR. SHAPIRO:  No.  And, of course, a

lot things may close and may not close.  We are

dealing with a fairly inexact science.

As you know, we run the business as a

fund would run the business, and the people that

run Chase Capital Partners sell those investments

when they feel like it is the right time to sell

and we don't influence them from a corporate

perspective.  So I would say that, again, as we

have talked about so often, it is not a business

that fits into a quarterly accounting model in a

great way because sometimes the sales come in

bunches and sometimes they don't.

And I would characterize the third

quarter as a somewhat normal level of, I mean,

the fourth quarter as a somewhat normal level.  I

think third quarter was unusually high in recent

times.

                  I do think that we should expect to

see more realized gains as we go forward next

year and the following year as a result of the

increased investments that we have made over the

last several years.  We continue to feel good about the

quality of investments that we have and our

opportunities for return on those investments.

                  MR. BERRY:  Can I just follow up with

an unrelated question?  You

all commented about flow trading marked conditions in the first two months, can you get a read on just

-- is that continuing in here into the third

month of the quarter or has there been any kind

of pick up?

                  MR. SHAPIRO:  We are seeing a little

pick up, and Donald H. Layton has joined us.  Maybe I

will ask Don to comment on that.

                  MR. LAYTON:  Hi Dave.  Putting both

banks together, what you have is that the flow

oriented business is just slow this quarter due

to quiet conditions.  That was very clear in

October, November.  December has had a pick up.

It has had a pick up because economic and

financial conditions have had some announcements,

the most famous being Greenespan's recent remarks

about rate policy, and flows have gotten a little

more normal.  And, in fact, December is not looking

particularly bad in any way.  In fact, it could

be a good month depending on how it ends up.

                  I would mention in this that both

banks this is an issue of slower markets.  There

are no large trading losses or loss days or areas

that have had major write downs in here.

In fact, they have been very good

risk management activities in terms of steady as

she goes.  It is just the flow issues.

Structured business continues to do

well through all this, I might add, in particular on the heritage Morgan side and so someone asked about credit derivatives. I think in fact, those kinds of businesses are such underlying high growth businesses that as the world

adopts the technique we are not going to see

any kind of fall off there in tougher general credit market

conditions.  One can even make an argument people will be

more interested in hedging and managing credit

risk by using such instruments.

                  Again, structured instruments are

doing quite well through all this.  Equity derivatives,

asset backs in both banks, tax structures, the high IQ type

transactions are continuing to be accepted and

done in the marketplace.

                  THE OPERATOR:  Our next

question is coming from Andy Collins of ING

Bearings.

                  MR. COLLINS:  Good morning.  Last

 quarter you reported a 25 percent hit against

 consensus.  I was just wondering what prompted

you to prereport this quarter versus last and

also what specific areas of trading have showed

the most relative weakness - foreign exchange,

derivatives, fixed income commodities?

And finally if the market sensitives

don't pick up next year, do you think there could

be more potential expense savings coming out of

the organization?

                  MR. SHAPIRO:  I think with regard to
earnings, we are mindful that we have a

shareholders meeting next week.  We wanted the

market to know about the position of both firms

so they would have a full information.

The reaction from our shareholders

has been very good, and we feel that we will get

a very strong vote in that merger because of the

logic of the transaction. I think also that we felt that last quarter the weakness was pretty much focused on

Chase Capital Partners.  This time it's a little

more broader in terms of other items.

Finally with regard to the trading,

I'm not sure I quite understood your question on

the trading business.

                  MR. COLLINS:  Which one would

experience the most relative weakness against,

say, the third quarter -- foreign exchange, fixed

income, derivatives, those areas -- are you seeing

any weakness in one particular market versus the

other?

                  MR. LAYTON:  I would say it is more

characterized by the flow oriented businesses are

weak.  So you will a concentration more in the FX

and traditional derivatives area.  Also, some

conventional debt issuance

has been very quiet which has [inaudible] impacted

on the trading side as well.

                  MR. SHAPIRO:  Final question was

could we cut expenses more if the markets stay slow? And I think the answer to that question is yes.

                  MR. LAYTON:  Geoff and I have a

commitment on managing the P&L expenses next year.  It is

predicated on quite modest market assumptions and we

know if the market is worse, we will have to

manage the P&L.

                  THE OPERATOR:  And our

next question is from Steven Eisemann of CIBC.

                  MR. EISEMANN:  Good morning.  I just

want to get a better feel for when you say

"substantially less" in terms of earnings of the

fourth quarter versus the third.  Are we talking less than half, more than half, half?  Give me a range, please.

                  MR. SHAPIRO:  I figure that you guys

would have a lot to do this morning, so we tried

to give you guidance on certain line items.

                  MR. EISEMANN:  I don't want you guys

to give me a supreme court decision here.  I

would like a little clarity.

                  MR. SHAPIRO:  We have never had a

habit of giving out specific numbers in part

because our numbers tend to move around a lot,

even from day to day.  And so what we felt was appropriate

to give guidance on certain line items where we

feel that there might be at variance with what

people were expecting, and I think we will leave

it to you to draw your own conclusions from that.

                  THE OPERATOR:  And our

next question is coming from Adam Herwich.

Please state your affiliation.

                  MR. HERWICH:  Ulysses

Management.  Two quick questions, one is your

expectations for next year I assume are built on

a view of the macro-economic environment.

Could you share that with us.  And the second thing, a more minor issue, although the SEC has this inquiry into IPOs and

allocations and whether or not you would think

that will have an impact on the business going

forward?

                  MR. SHAPIRO:  With regard to the

former, I think our primary assumption here is a

soft landing.  We certainly see the U.S. economy

weakening.  We think it's likely that the Fed

will lower rates at the appropriate time, and

that will soften what appears to be some negative

economic indicators at the present time.

We certainly are mindful that it

could be worse than that and we are cautious,

especially in our credit outlook, with regard to

what happens if it is worse than that.

That's in the US economy, and in the

European economy I think we feel that it will do

somewhat better than that.

                  With regard to the impact of the SEC

probe on IPOs, I don't think we feel that there will be any substantial impact on new issuances.

                  THE OPERATOR:  Our next

question is coming from Peter Monaco of Tudor

Investments.

                  MR. MONACO:  Thank you for your

time.  Two questions, if I might.  You talked a little bit about your expectations on the commercial loan front.

Looking at a couple of models, there

doesn't seem to be any expectation of much

deterioration on the consumer front.

Could you explicitly address that,

and then, secondly, could you talk a bit about

your current expectations for free capital

generation and the degree and aggressiveness with

which that might be deployed to share repurchase.

                  MR. SHAPIRO:  With regard to the

former, we've had steadily improving consumer credit ratios

over the last two years.  We see those bottoming

out as we approach the current environment, and

it's possible that on a quarter-to-quarter basis,

they could increase somewhat.  On a year-over-year basis, we think it is doubtful that the consumer credit loss will

be much higher than it was in the year 2000.

                  With respect to, I'm sorry, the

second part of your question?

                  MR. MORACO:  The current thinking on

free capital generation and use of...

                  MR. SHAPIRO:  We certainly believe
the name of the game in terms of creating

stockholder value is creating free cash flow, and

one of the benefits of this merger is the ability

to gain synergy in the use of our capital.

We have identified what we think are

some of the synergies right away from combining

the two banks, I would say right away to be

realized probably over the first half of the

year, in terms of reduced risk-weighted assets,

as a result of combining the two firms without

much impact on revenue.  Going forward, we think that the firm will be able to grow revenue with less dependence

on growth in the balance sheet than we might have

had before.  Neither firm has been interested in

growing commercial loans, and if you look at our

sources of revenue, many of them, including

asset management and M&A, are not dependent

upon balance sheet growth.  We have had a pattern in the past of using excess capital, in both firms, we have had

a pattern in the past using excess capital to

repurchase stock.  That obviously is not something we are

looking at right now, but when we get to the

appropriate point in time it is something we will

be looking at.

                  THE OPERATOR:  Our next

question is coming from Chip Dixon from Lehman

Brothers.

                  MR. DIXON:  Thanks.  Just a couple of

other questions. How are the other businesses doing in the environment -- consumer,

global services, asset management?  And, Marc,

going forward, what should the tax rate be?

                  MR. SHAPIRO:  The tax rate I think is

around 35 percent.  It could vary a little bit.

It has been pretty close to that in both firms.

The other businesses are doing well.

The global services business

continues to do very, very well both in terms of

revenue growth and expanding margins.

The consumer business I think that we

continue to see some pick up in revenue.  They

had a very good third quarter in terms of bottom

line.  It is not clear that it will be quite as

good as the third quarter was, but that's just a

function of a number of items coming together at

one time.  Obviously the mortgage business has

been more challenging.  It is a difficult

environment for the mortgage business and in

credit card we have had some additional expenses

on marketing in this quarter.

So I think the other businesses are

doing well.  We continue to need to focus on the

consumer business.  David Colter has been doing a lot of

work in that regard.  We would hope to have a

view on that that we can share with the market in

our January analyst conference.

                  MR. DIXON:  And asset management?

                  MR. SHAPIRO:  Asset management is

doing extremely well.  That clearly is an area

that has come together very well in the merger in

terms of the way people are fitting together and

in terms of the complimentary strengths of the

two firms and we see that as a significant growth

item for next year.

                  THE OPERATOR:  Our next question is a

follow-up coming from Ron Mandell of Bernstein.

                  MR. MANDELL:  While you are referring

to the mortgage business, I was wondering if you

have any guidance you can give us on the affect

of 133 on derivatives and hedge accounting or how

you use it and how you think it might affect how

your customers use derivatives.

                  MR. SHAPIRO:  With regard to how we

use it, we have shifted more to hedging with

on-balance sheet securities and have used

derivatives less.  We do think on the margin that it

decreases the use of derivatives by those types

of companies.  On the other hand, you are talking

about a huge, huge, market for derivatives that

has been growing over time at 15 to 20 percent a

year, and I don't know that this one item will

have the significant effect on that.

Most people hedge for economic

reasons and over time, accountants have always

been able to figure out a way to make those

hedges work for accounting reasons.

So I think we continue to believe

that derivatives are a growth market.

                  MR. MANDELL:  You don't see a

significant effect on your reported earnings

from the way you've changed your hedging for your

mortgage banking or other businesses?

                  MR. SHAPIRO:  It does introduce

slightly more income statement volatility because

we still do use derivatives to hedge a portion of

it, and it introduces slightly more capital

volatility because the balance sheet hedges that

we use are marked to market through

capital.  Again, the virtue of

this firm is that it is a large, diversified

firm, and, therefore, I don't think that the

additional volatility you see will register much

in the overall scheme of J.P. Morgan Chase.

                  Do we have time for maybe one more

question?

                  THE OPERATOR:  Thank you.  And our

last question is coming from John Barrett of

Gannett, Walsh, Cupler.

                  [Crosstalk]

                  THE OPERATOR:  Mr. Barrett, are you

on the line?

                  MR. SHAPIRO:  Hello?

                  THE OPERATOR:  Once again, if there

are any further questions, please press one followed by four at this time.

                  Gentlemen, I'm showing no further

questions.

                  At this time, would you care to make

any closing comments?

                  MR. SHAPIRO:  Yes, I would just say

that in spite of a difficult market conditions

right now, my colleagues and I are even more

convinced of the value, of the long term value

created by this merger.  We think it puts us in a

terrific competitive position.

We are seeing a terrific response

from our customers, and we believe that we have

the unusual opportunity to build value over

time.  We appreciate investor patience in

that process because it's not built in 90-day

increments, but we do believe that there is a

substantial pay-off waiting as we put these two

companies together.  Thank you very much.